

Mail Stop 3720

April 27, 2016

Suzanne S. Bettman
President
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, Illinois 60601

> **Re:** **Donnelley Financial Solutions, Inc.**
> **Form 10**
> **Filed March 31, 2016**
> **File No. 001-37728**

Dear Ms. Bettman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

2.   Please advise us when you will obtain the tax opinion of Sullivan & Cromwell LLP and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Exhibit 99.1 Preliminary Information Statement dated March 31, 2016

3.   We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

Business

Client Services, page 49

4.   We note you have made a strategic investment in Peloton Documents Solutions LLC and provide Venue Deal Marketing services through this entity. We also note that you have made similar investment in Mediant Communications, Inc. and provide a suite of software to your customers through this company. Please describe the nature of your investments, and how you account for and report these transactions.

Properties, page 54

5.   Please clarify, as applicable, if your headquarters and properties will remain coterminous with RRD headquarters after the spin-off is consummated.

Financial Statements

Combined Statements of Operations, page F-3

6.   Disclose on the face of your income statement pro forma earnings per share data for all periods, giving effect to the number of shares of common stock to be issued in the Separation and the Distribution Transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,

Suzanne S. Bettman
Donnelley Financial Solutions, Inc.
April 27, 2016
Page 3

Staff Attorney, at (202) 551-7237 or Paul Fischer, Staff Attorney, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Cc: Audra D. Cohen
         James M. Shea, Jr.